SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

magicJack VocalTec Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6787E101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6787E101	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS PBC GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 371,300*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 371,300*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,300*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

CUSIP No. M6787E101	SCHEDULE 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS PBC MJ TBFW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -*
	6	SHARED VOTING POWER 371,300*
	7	SOLE DISPOSITIVE POWER - 0 -*
	8	SHARED DISPOSITIVE POWER 371,300*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,300*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4.

Item 1(a).	Name of Issuer.

magicJack VocalTec Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

12 Benny Gaon Street, Building 2B, Poleg Industrial Area

Netanya, Israel 42504

Item 2(a).	Name of Person Filing.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: PBC GP III, LLC, a Delaware limited liability company (“PBC GP III”) and PBC MJ TBFW, LLC, a Delaware limited liability company (“PBC MJ TBFW”) (each of PBC GP III and PBC MJ TBFW individually, a “Reporting Person,” and collectively, the “Reporting Persons”). PBC GP III is the sole manager of PBC MJ TBFW. PBC GP III is managed by a Board of Managers consisting of Nathan Ward, Shaun McGruder, Michael Schmickle and James Harpel and all decisions of PBC GP III require a vote of 66 2/3% of the members of the Board of Managers.

Item 2(b).	Address of Principal Business Office.

The principal business address of each of the Reporting Persons is 505 South Flagler Dr., Suite 1400, West Palm Beach, FL 33401.

Item 2(c).	Citizenship.

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2(d).	Title of Class of Securities.

Ordinary Shares, no par value.

Item 2(e).	CUSIP Number.

M6787E101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The percentages used herein are calculated based on 19,067,818 ordinary shares of the Issuer outstanding as of October 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on October 29, 2012.

As of December 31, 2012, PBC MJ TBFW was the direct holder of 371,300 ordinary shares of the Issuer. Due to PBC GP III’s relationship as the sole manager of PBC MJ TBFW, the Reporting Persons may be deemed to beneficially own, in the aggregate, 371,300 ordinary shares of the Issuer, representing approximately 1.9% of the outstanding ordinary shares of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of all ordinary shares of the Issuer, except to the extent of their respective pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As of December 31, 2012, each of the Reporting Persons have ceased to be a beneficial owner of more than five percent of ordinary shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits and Schedules.

Exhibit A	Joint Filing Agreement, dated April 24, 2012, by and among the Reporting Persons, incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on April 24, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013	PBC GP III, LLC

	By:	/s/ Nathan Ward
Nathan Ward
Manager

PBC MJ TBFW, LLC

	By:	PBC GP III, LLC
Manager

	By:	/s/ Nathan Ward
Nathan Ward
Manager